SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                  of the Securities Exchange Act of 1934

                             (Amendment No. 3)

                       KLLM TRANSPORT SERVICES, INC.
                    (Name of Subject Company (issuer))

                        HIGH ROAD ACQUISITION CORP.
                  HIGH ROAD ACQUISITION SUBSIDIARY CORP.
                           WILLIAM J. LILES, III
                             BERNARD J. EBBERS
                   (Names of Filing Persons (offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of Class of Securities)

                                 482498102
                   (CUSIP Number of Class of Securities)

        Dionne M. Rousseau                   Charles P. Adams, Jr.
Jones, Walker, Waechter, Poitevent,          Adams & Reese, L.L.P.
     Carre`re & Dene`gre, L.L.P.             111 E. Capitol Street
 201 St. Charles Avenue, Floor 51                  Suite 350
   New Orleans, Louisiana  70170          Jackson, Mississippi  39201
          (504) 582-8338                       (601) 292-0720

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
                         CALCULATION OF FILING FEE

Transaction valuation*                          Amount of filing fee
$27,485,558                                     $5,398

*Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. Based on the Company's representation, as of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________
     Form or Registration No:___________________
     Filing Party:_____________________________
     Dated Filed:____________________________

     [ ]   Check  the  box  if  the  filing  relates  solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 2, 2000, by High Road Acquisition Corp., a Delaware corporation ("Parent"), and High Road Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") and Amendments No. 1 and No. 2 to the Schedule TO filed with the SEC on June 23, 2000 and June 26, 2000 respectively, by Parent, Purchaser, William
J. Liles, III and Bernard J. Ebbers. The Schedule TO, as amended, relates to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and Harris Trust and Savings Bank, as successor Rights Agent, at a price of $8.05 per Share and subject to the conditions set forth in the Offer to Purchase dated June 2, 2000, as amended, and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

          Item 8.   Fairness of the Transaction.

          (a), (b), (c), (d), (e) and (f) The information set forth in the Offer to Purchase in Section IV ("Position of the Parent and Purchaser as to the Fairness of the Offer and Merger") is amended and supplemented by adding the following to the fourth paragraph:

               Parent, Purchaser, Mr. Liles and Mr. Ebbers (the "Bidders") believe net book value is not a meaningful indicator of the value of the Company. Generally speaking, net book value is an accounting concept that reflects the historical cost of assets, less depreciation, and net of liabilities. Accordingly, it does not have any relationship to what the Company's assets could actually be sold for under current market conditions. As described above, Mr. Liles believes that the liquidation value of the Company, which reflects his view of what the Company's assets could actually be sold for, is less than $8.05 per Share, which is less than the Company's net book value as of March 31, 2000 of $12.19 per Share. The Bidders believe that the better indicators of the value of the Company and its Shares are those described above in this Section IV, including the fact that after what the Bidders believe to be a full and fair auction, as of the date hereof, no one else is willing to pay more than the Bidders.




SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 27, 2000 that the information set forth in this statement is true, complete and correct. William J. Liles, III and Bernard J. Ebbers hereby adopt as their own disclosures the disclosures made by Parent and Purchaser herein and in the Schedule TO filed June 2, 2000 and Amendments No. 1 and No. 2 thereto.

HIGH ROAD ACQUISITION SUBSIDIARY CORP.

By: /S/ WILLIAM J. LILES, III
   -----------------------------
Name:  William J. Liles, III
Title: President


HIGH ROAD ACQUISITION CORP.

By: /S/ WILLIAM J. LILES, III
   -----------------------------
Name:  William J. Liles, III
Title: President



  /S/ WILLIAM J. LILES, III
--------------------------------
      William J. Liles, III



   /S/ BERNARD J. EBBERS
-------------------------------
       Bernard J. Ebbers